Exhibit 4.(b)19

To:
Bank Hapoalim B.M.

June 28, 2012

Dear Sirs,

Re: Repayment Postponement Request

Reference is hereby made to that certain Restructuring Agreement dated September 29, 2006, as amended (the “Restructuring Agreement”), by and between Bank Hapoalim B.M. (the “Bank”) and Lumenis Ltd., a company incorporated under the laws of the State of Israel, registration number 52-004255-7 (the “Borrower”). Terms and expressions defined in the Restructuring Agreement shall have the same meaning and construction when used in this letter. References to clauses mentioned herein respectively relate to the same clauses in the Restructuring Agreement.

1.
Pursuant to the Restructuring Agreement, payment by the Borrower to the Bank of an aggregate principal amount of US$ 15,133,040 is due on June 30, 2012 (the “Due Principal Amount”), and pursuant to Section 4 of the Restructuring Agreement, following such payment, the Bank shall forgive an amount of US$ 4,291,850 (the “June 2012 Write-Off Amount”).

2.	The Borrower hereby requests that:

2.1.	the Bank agree to a postponement of the payment of such Due Principal Amount until August 30, 2012, such that the Due Principal Amount will be paid on August 30, 2012, will continue to incur Interest until such time as it is paid (at a rate of LIBOR + 5.25% per annum, with respect to US$ 10,000,000, and LIBOR + 1.5% per annum, with respect to US$ 5,133,040) (the “Due Interest”), and to the extent that the Due Principal Amount and the Due Interest are repaid on August 30, 2012, the Bank will, following such payment, forgive the June 2012 Write-Off Amount (the “Postponement”); and

2.2.	For the purpose of determining the Borrower’s compliance with the financial covenants pursuant to Schedule 13.25 of the Restructuring Agreement, solely with respect to the determination on the basis of the Borrower’s Financial Statements for the Quarter ending June 30, 2012, the Total Debt (as defined in Schedule 13.25 of the Restructuring Agreement) shall not include the Due Amount, the Pledged Amount and the Blocked Amount.

3.	Notwithstanding the Postponement, the Borrower shall pay the Interest due under the Restructuring Agreement on June 30, 2012, as scheduled, on June 30, 2012.

4.
The Borrower hereby irrevocably agrees that it shall, by no later than June 29, 2012, pledge by way of first ranking fixed charge and pledge in favor of the Bank, an amount of US$ 7,500,000 maintained by the Borrower at deposit account number 11145 at .branch 700 of the Bank (the “Pledged Amount”), and hereby agrees to execute and deliver to the Bank by June 29, 2012 such Deposit Account Pledge Agreement in the form attached hereto as Exhibit A in a manner satisfactory to the Bank (which shall be signed by the authorized signatories of the Borrower, and shall include an attestation of the Borrower’s counsel regarding the authority of such person to bind the Borrower , in a form acceptable to the Bank) and the Borrower hereby irrevocably agrees to deliver to the Bank within three (3) Business Days following the date hereof, a protocol of the board of directors meeting of the Borrower approving the execution and delivery of this letter, the Deposit Account Pledge Agreement and the No Withdrawal Undertaking, and appointing authorized signatories to execute and deliver such agreements, which protocol shall include an attestation of the Borrower’s counsel regarding the validity of such protocol, including its compliance with applicable law and the Borrower’s constitutive documents, that the Borrower’s duly authorized signatories executed and delivered this letter, the Deposit Account Pledge Agreement and the No Withdrawal Undertaking, and that such agreements have full and binding effect, all in a form acceptable to the Bank . Such Pledged Amount shall be released from the pledge upon payment by the Borrower to the Bank of the Due Principal Amount and Due Interest on August 30, 2012 (“Release Date”), provided that no Default shall have occurred and be continuing at such time. The Borrower hereby irrevocably undertakes that the registration of the pledge of the Pledged Amount shall be submitted to the Companies’ Registrar as soon as practicable after the execution of this letter.

5.
The Borrower hereby irrevocably acknowledges and agrees that as of the date hereof and until the Release Date, the Borrower shall maintain the amount of US$ 7,500,000 (the “Blocked Amount”) in account number 11145 at branch 700 of the Bank (in addition to the Pledged Amount) and refrain from withdrawal of sums out of Blocked Amount, except that Borrower shall be permitted to withdraw amounts from the Blocked Amount for working capital payments of the Borrower two (2) Business Days after delivery to the Bank of a “Withdrawal Request” and subject to no Default having occurred and continuing at such time and that no Default would result from such withdrawal. “Withdrawal Request” for the purposes of this Section shall mean a written request of the Borrower delivered to the Bank, requesting the withdrawal of a specified amount out of the Blocked Amount, and which request shall be accompanied by a duly executed certificate of the Borrower’s Chief Financial Officer representing and warranting to the Bank that: (1) at the time of such withdrawal the aggregate amount of cash and cash equivalents held by the Borrower and its Subsidiaries (on a consolidated basis according to GAAP) is less than or equal to US$ 2 million, (2) no Default has occurred and is continuing at such time and no Default would result from such withdrawal, and (3) confirming that the withdrawn amount shall be used solely for working capital purposes of the Borrower and its Subsidiaries in the ordinary course of business, and if applicable, consistent with past practice. No consent from the Bank shall be required to withdraw amounts detailed in the Withdrawal Request, as long as the Borrower complies with subsections (1) though (3) above (and notwithstanding anything to the contrary in Exhibit B). In connection thereto, the Borrower hereby irrevocably agrees by no later than June 29, 2012, that it shall execute and deliver to the Bank a No Withdrawal Undertaking in the form attached hereto as Exhibit B (which shall be signed by the authorized signatories of the Borrower, and shall include an attestation of the Borrower’s counsel regarding the authority of such person to bind the Borrower) in a manner satisfactory to the Bank, which shall include the exclusion agreed to above.

6.
The Borrower shall pay to the Bank special and agreed upon fees in connection with the handling of this letter, in the amount of US$10,000, by no later than June 29, 2012 and the Borrower hereby authorizes the Bank to debit the Borrower’s bank account in the amount of such fee payment. In addition, the Borrower shall pay the costs and expenses of the Bank in connection with this letter, including the costs of the Bank’s legal advisors and all legal fees incurred by such advisors, within 15 days of the date of being requested to pay such costs and expenses, following which the Bank’s legal advisors shall issue a tax invoice to the Bank.

7.	The Restructuring Agreement shall be amended as follows (the “Amendment”):

7.1.
the Repayment Installments, starting with the Repayment Installment scheduled to be paid on June 30, 2012 and including all of the Repayment Installments thereafter, that were originally due on June 30 of each applicable year, shall be due three (3) Business Days after the “Date” specified in the Repayment and Write Off Schedule in Section 4.1.4; and

7.2.	Section 7.3 of the Restructuring Agreement shall be amended and replaced in its entirety with the following:

“Payment of Interest.

All Interest accrued as aforesaid in clause 7.2 above on the Loan shall be paid on the date which is three (3) Business Days after each Interest Payment Date and on the Final Maturity Date. The Borrower shall pay to the Bank all Interest payable as aforesaid into the Account.”

8.	In any event of a contradiction between this letter and the Restructuring Agreement, or any Exhibit attached hereto, this Amendment shall prevail and supersede.

9.
We confirm that, except for the consents specifically requested herein, the Bank is not being requested to make any changes to any provisions of the Restructuring Agreement or of any of the schedules, annexes or exhibits thereto or to any other Finance Documents, and that save as may be expressly consented to by the Bank below, the Restructuring Agreement and the schedules, annexes and exhibits thereto and all other Finance Documents shall remain unaltered and in full force and effect.

10.	We confirm that this letter will constitute a Finance Document.

Yours faithfully,

Lumenis Ltd.

By:
Name:	Ophir Yakovian
Title:	CFO Lumenis Ltd.

Legal Counsel Confirmation

I, the undersigned,    WILLIAM WEISAL   Adv., as legal counsel to Lumenis Ltd. (the “Company”), hereby confirm that the Company duly signed upon the above Repayment Postponement Request letter through its authorized signatories Messrs.    ZIPORA OZER - ARMAN   and    OPHIR YAKOVIAN   , in accordance with the Company’s constituting documents and Board of Directors’ resolution, and I further confirm that the above signatures are binding upon the Company for every intent and purpose.

JUNE 28, 2012
Stamp and Signature of legal counsel	Date

On the basis of the above and conditioned on the fulfillment of the terms and conditions set out in Sections 43-6 above, the Bank consents to the Borrower’s request as set forth in Section 2 above and agrees to the Amendment.

Except for the consents specifically requested herein, the Bank is not making any changes to any provisions of the Restructuring Agreement or to any of the schedules, annexes or exhibits thereto or to any other Finance Documents. Except as expressly agreed to herein, this letter shall not derogate in any manner from the rights of the Bank or the obligations of the Borrower under the Finance Documents. Save as may be expressly consented to by the Bank herein, the Restructuring Agreement and the schedules, annexes and exhibits thereto and all other Finance Documents shall remain unaltered and in full force and effect.

BANK HAPOALIM B.M.

On the basis of the above and conditioned on the fulfillment of the terms and conditions set out in Sections 43-6 above, the Bank consents to the Borrower’s request as set forth in Section 2 above and agrees to the Amendment.

Except for the consents specifically requested herein, the Bank is not making any changes to any provisions of the Restructuring Agreement or to any of the schedules, annexes or exhibits thereto or to any other Finance Documents. Except as expressly agreed to herein, this letter shall not derogate in any manner from the rights of the Bank or the obligations of the Borrower under the Finance Documents. Save as may be expressly consented to by the Bank herein, the Restructuring Agreement and the schedules, annexes and exhibits thereto and all other Finance Documents shall remain unaltered and in full force and effect.

BANK HAPOALIM B.M.